SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                       AXTIVE CORPORATION
=================================================================
                        (Name of Issuer)


             Common Stock, par value $.01 per share
=================================================================
                 (Title of Class of Securities)


                           05462 R1 00
=================================================================
                         (CUSIP Number)

                     Victor B. Zanetti, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                        Dallas, TX  75201
                         (214) 761-2100
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 31, 2002
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 05462 R1 00      13D/A                 Page 2 of 10


(1)  Name of Reporting Persons.            Sandera Partners, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           Texas, U.S.A.

     Number of Shares    (7)  Sole Voting Power         5,047,024

        Beneficially
                         (8)  Shared Voting Power       1,156,879(FN-1)
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power    5,047,024

           with:
                         (10) Shared Dispositive Power  1,156,879(FN-1)


(11) Aggregate Amount Beneficially Owned                6,203,903(FN-2)
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        28.6%
     Amount in Row (11)


(14) Type of Reporting Person (see instructions)               PN



---------------------
FN-1 Represents the shares held directly by Summit Capital
     Limited, a wholly-owned subsidiary of Sandera Partners, L.P.

FN-2 The ownership percentage identified with respect to the beneficial ownership by Sandera Partners, L.P. is based on 21,706,289 shares of Common Stock outstanding (using 19,039,622 shares of Common Stock outstanding as of November 14, 2002, as provided in the Issuer's Form 10-Q for the quarter ended September 30, 2002 ("Form 10-Q"), plus the 2,666,667 shares of Common Stock issuable upon conversion of the Series A Stock held by Sandera Partners, L.P.). All other percentages identified in this Amendment No. 3 to Statement on Schedule 13D are based on 19,039,622 shares reflected in the Form 10-Q.

CUSIP NUMBER 05462 R1 00      13D/A                 Page 3 of 10


(1)  Name of Reporting Persons.           Glacier Capital Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting Power                 0

        Beneficially
                         (8)  Shared Voting Power               0
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power            0

           with:
                         (10) Shared Dispositive Power          0


(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         0.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 05462 R1 00      13D/A                 Page 4 of 10


(1)  Name of Reporting Persons.            Summit Capital Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting Power                 0

        Beneficially
                         (8)  Shared Voting Power       1,156,679
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power            0

           with:
                         (10) Shared Dispositive Power  1,156,679


(11) Aggregate Amount Beneficially Owned                1,156,679
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         6.1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 05462 R1 00      13D/A                 Page 5 of 10



     EXPLANATORY NOTE.    This Amendment No. 3 to Statement on
Schedule 13D (this "Amendment") amends and supplements certain items of the Statement on Schedule 13D originally filed on or about January 7, 2002, as previously amended on or about March 26, 2002 and April 17, 2002 (as amended, the "Original Filing"), by the Reporting Persons (as defined below). This Amendment is being filed to (i) reflect the disposition of the shares of Common Stock (as defined below) held directly by Glacier Capital Limited ("Glacier") and the related withdrawal of Glacier and its Controlling Persons (as defined below) from the filing group,
(ii) to reflect the beneficial ownership by Sandera Partners, L.P. of an additional 2,666,667 shares of the Issuer's Common Stock as a result of its ownership of the Issuer's Series A Stock (as defined in the Original Filing), and (ii) to include references to reflect the change of the name of the Issuer (as defined below) and its principal office address. To the extent necessary, the Original Filing is incorporated herein by reference.

ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D relates to the ownership of common stock, $.0l par value (the "Common Stock"), of Axtive Corporation (formerly Edge Technology Group, Inc.), a Delaware corporation. The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202.

ITEM 2.   Identity and Background.
          -----------------------

(a) This Statement is filed by Sandera Partners, L.P., a Texas limited partnership, and Summit Capital Limited ("Summit") (collectively, the "Reporting Persons"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
          Sandera Capital Management, L.P., ("SCM"), Sandera Capital, L.L.C. ("Sandera Capital"), HW Capital, L.P. ("HW Capital"), HW Capital GP, L.L.C. ("HW Capital LLC"), Clark K. Hunt ("Hunt"), and Barrett Wissman ("Wissman"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)    REPORTING PERSON

          Sandera is a Texas limited partnership. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. Summit is a Nevis, West Indies corporation with a principal address, which also serves as its principal office, of Hunkins Waterfront Plaza, Main Street, P. O. Box 556, Charlestown, Nevis, West Indies. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

          The names, business addresses, principal occupations or employment and citizenship of each officer of the Reporting Person are set forth on Schedule A attached hereto and incorporated herein by reference.

CUSIP NUMBER 05462 R1 00      13D/A                 Page 6 of 10



          CONTROLLING PERSONS

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. Other than Clark K. Hunt and Barrett Wissman, the principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. The principal address, which is also their principal office, of Hunt and Wissman is P.O. Box 6347, St. Thomas, U.S. Virgin Islands 00804.

          Sandera:
          -------

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Sandera is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Hunt and Wissman are the Managers of Sandera Capital and its principal officers. John Wagner ("Wagner"), J. Keith Benedict ("Benedict") and Thomas J. Fowler ("Fowler") also serve as officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management. The principal occupation of Wagner is as a business executive, while Benedict and Fowler are practicing attorneys.

          HW Capital owns 100% of Sandera Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to investment funds and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC and its principal officers. Wagner, Benedict and Fowler also serve as officers of HW Capital LLC.

          Summit:
          ------

          Summit is 100% owned by Sandera. The directors of Summit Capital Limited are Cofides S.A. and James A.
          Loughran and the President is James A. Loughran.

          Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Sandera Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Hunt and Wissman are the managers and principal officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management.

CUSIP NUMBER 05462 R1 00      13D/A                 Page 7 of 10



          HW Capital owns 100% of Sandera Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to, among others, Summit and activities ancillary thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

(d) and (e)

          During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Hunt, Wissman, Wagner, Benedict and Fowler are each a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

Sandera:
-------

     NOT AMENDED

Summit:
------

     NOT AMENDED

ITEM 4.   Purpose of Transaction.
          ----------------------

     NOT AMENDED

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)  Aggregate Number and Percentage of Securities. The
          Reporting Persons are the beneficial owner of the shares as set forth on the cover pages above.

          Sandera directly owns 2,380,357 shares of the Issuer's Common Stock and may be deemed to be the beneficial owner of (i) the Summit Shares (as a result of its ownership of the capital stock of Summit), and (ii) an additional 2,666,667 shares of the Issuer's Common Stock to be issued upon conversion of the Issuer's Series A Stock held by Sandera. A description of Sandera's ownership of the Series A Stock, and the terms and conditions thereof, is contained in the Original Filing. The Series A Stock is convertible, at the option of the holder, into shares of Common Stock at any time after April 1, 2003. The Conversion Price at which the Series A Stock will convert into Common Stock is currently $0.75 per share.

CUSIP NUMBER 05462 R1 00      13D/A                 Page 8 of 10

          Each of the Control Persons, as a result of their respective relationship to the Reporting Persons, may also be deemed to be the beneficial owner of the Shares; however, each of the Control Persons expressly disclaims beneficial ownership thereof.

     (b) Power to Vote and Dispose. The Reporting Persons have voting and dispositive power over the shares as identified in response to Item 5(a) above.

          In addition with respect to the Shares, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, Hunt and Wissman as the Managers (and, as applicable, the executive officers) of Sandera Capital, HW Capital, as the 100% owner of Sandera Capital, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of the Shares, although each of the foregoing expressly disclaims beneficial ownership thereof.

          With respect to the Summit Shares, Sandera (and its Controlling Persons), as the holder of all the capital stock of Summit, HW Capital, as advisor to Summit, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, may each also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of the Summit Shares, although each of the foregoing expressly disclaims beneficial ownership thereof.

     (c)  Transactions Within the Past 60 Days. The Original
          Filing is hereby amended by adding the following paragraph to the end of Item 5(c):

          Effective December 31, 2002, the Directors of Glacier Capital Limited, one of the original Reporting Persons ("Glacier"), authorized the transfer of the shares of Common Stock held by Glacier to its sole stockholder, Lion Capital Partners, L.P., in a corporate distribution. Effective December 31, 2002, the general partner of Lion Capital Partners, L.P., Mountain Capital Management, LLC, authorized a pro-rata distribution of the shares of Common Stock previously held by Glacier to the limited partners of Lion Capital Partners, L.P. Upon consummation of such distributions, no shares of Common Stock were held by Glacier, Lion Capital Partners, L.P. or Mountain Capital Management, LLC.

     (d)  Certain Rights of Other Persons. Not applicable.

     (e) Date Ceased to be a 5% Owner. Glacier ceased to be a 5% owner of the Issuer's Common Stock effective December
          31, 2002.

CUSIP NUMBER 05462 R1 00      13D/A                 Page 9 of 10

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

          NOT AMENDED

ITEM 7.   Material to be Filed as Exhibits.

          NOT AMENDED



                    [Signature Page Follows]

CUSIP NUMBER 05462 R1 00      13D/A                Page 10 of 10



     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

Date:     February 7, 2003.


               SANDERA PARTNERS, L.P.

               By:  Sandera Capital Management, L.P.,
                  its sole general partner

                  By:  Sandera Capital, L.L.C.,
                      its sole general partner

                     By:  /s/  J. KEITH BENEDICT
                        --------------------------------
                     Name: J. Keith Benedict, its Vice President


               SUMMIT CAPITAL LIMITED


               By:  /s/  JAMES A. LOUGHRAN
                  -------------------------------------
                     James A. Loughran, Director





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                           SCHEDULE A
                           ----------

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Sandera Partners, L.P.





                                                   Present Principal
Name and Citizenship                                   Occupation
         or                    Business                    or
Place of Organization           Address                Employment            Position
--------------------- ---------------------------  ------------------  -------------------
Clark K. Hunt, USA           P.O. Box 6347         Investment Advisor      Manager and
                              St. Thomas                                    President
                       U.S. Virgin Islands 00804

Barrett Wissman, USA         P.O. Box 6347         Investment Advisor    Manager and Vice
                              St. Thomas                                    President
                       U.S. Virgin Islands 00804

John Wagner, USA            1601 Elm Street        Business Executive     Vice President
                              Suite 4000
                         Dallas, Texas  75201

Keith Benedict, USA         1601 Elm Street             Attorney          Vice President
                              Suite 4000
                         Dallas, Texas  75201

Thomas J. Fowler, USA       1601 Elm Street             Attorney        Vice President and
                              Suite 4000                                    Secretary
                          Dallas, Texas 75201





     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Summit Capital Limited.



                                                   Present Principal
Name and Citizenship                                   Occupation            Position
         or                                                or                  with
Place of Organization          Business                Employment        Reporting Person
--------------------- ---------------------------  ------------------  -------------------
  James A. Loughran       38 Hertford Street             Lawyer              Director
       (Irish)              London, England
                                W1Y 7TG

    Cofides S.A.          38 Hertford Street       Financial Services        Director
(Nevis, West Indies)        London, England
                                W1Y 7TG

   SECORP Limited         38 Hertford Street       Financial Services       Secretary
(Nevis, West Indies)        London, England
                                W1Y 7TG


                            EXHIBIT A
                            ---------

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including amendment thereto) with respect to the Common Stock of Axtive Corporation. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 7th day of February, 2003.


               SANDERA PARTNERS, L.P.

               By:  Sandera Capital Management, L.P.,
                  its sole general partner

                  By:  Sandera Capital, L.L.C.,
                      its sole general partner

                     By:  /s/  J. KEITH BENEDICT
                        ---------------------------------------
                     Name: J. Keith Benedict, its Vice President


               SUMMIT CAPITAL LIMITED


               By:     /s/  JAMES A. LOUGHRAN
                  ---------------------------------------------
                     James A. Loughran, Director